UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Paragon Technologies, Inc.
(Name of Issuer)

Common Stock, Par Value $1.00
(Title of Class of Securities)

69912T108
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]    Rule 13d-1(b)

[    ]    Rule 13d-1(c)

[    ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 69912T108	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Emerald Advisers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) _______ (b) _______
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,525 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 147,590 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,590 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.46%
12	TYPE OF REPORTING PERSON (See Instructions) IA

Schedule 13G	Page 3 of 4

Item 1.

(a)	The name of the issuer is Paragon Technologies, Inc.

(b)	The address of the issuer’s principal executive office is 600 Kuebler Road, Easton, Pennsylvania 18040.

Item 2.

(a)	The name of the person filing is Emerald Advisers, Inc.

(b)	The address of the principal office of the person filing is 1703 Oregon Pike, Suite 101, Lancaster, Pennsylvania 17601.

(c)	The state of organization is Pennsylvania.

(d)	The title of class of security is common stock, par value $1.00.

(e)	The CUSIP number is 69912T108.

Item 3.

The person filing is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.

(a)	The amount beneficially owned is 147,590 shares.

(b)	The percent of class is 7.46% based on 2,256,811 shares issued and outstanding as of Sep 30, 2008 as reported in the Issuer’s Form 10-Q for the period ended Sep 30, 2008.

(c)(i)	The number of shares as to which Emerald Advisers, Inc. has sole voting power is 2,525.

(c)(ii)	The number of shares as to which Emerald Advisers, Inc. has shared voting power is 0.

(c)(iii)	The number of shares as to which Emerald Advisers, Inc. has sole dispositive power is 147,590.

(c)(iv)	The number of shares as to which Emerald Advisers, Inc. has shared dispositive power is 0.

Item 5.

This statement is NOT being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Schedule 13G	Page 4 of 4

Item 6.

Other persons have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.

Not applicable.

Item 8.

Not applicable.

Item 9.

Not applicable.

Item 10.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2009 Date /s/ Kenneth G. Mertz II Signature Kenneth G. Mertz II, President Name/Title